Exhibit 12

BERKSHIRE HATHAWAY INC.
Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges
(Dollars in millions)

			Year Ended December 31,
	Six Months Ended June 30, 2012		2011		2010		2009		2008		2007
Net earnings attributable to Berkshire Hathaway	$6,353		$10,254		$12,967		$8,055		$4,994		$13,213
Income tax expense	2,949		4,568		5,607		3,538		1,978		6,594
Earnings attributable to noncontrolling interests	244		492		527		386		602		354
Earnings from equity method investments	—		—		(50)		(427)		—		—
Dividends from equity method investees	—		—		20		132		—		—
Fixed charges	1,654		3,219		3,084		2,279		2,276		2,202
Earnings available for fixed charges	$11,200		$18,533		$22,155		$13,963		$9,850		$22,363
Fixed charges
Interest on indebtedness (including amortization of debt discount and expense)	$1,387		$2,664		$2,558		$1,992		$1,963		$1,910
Rentals representing interest and other	267		555		526		287		313		292
	$1,654		$3,219		$3,084		$2,279		$2,276		$2,202
Ratio of earnings to fixed charges	6.77	x	5.76	x	7.18	x	6.13	x	4.33	x	10.16	x